Exhibit 99.1

Genmab announces initiation of share buy-back program

Company Announcement

●	Repurchase of up to 200,000 shares
●	Mitigating dilution from warrant exercises and honoring commitments under our Restricted Stock Unit program
●	Completion expected no later than June 30, 2021

COPENHAGEN, Denmark; February 23, 2021 – Genmab A/S (Nasdaq: GMAB) announced today that it is initiating a share buy-back program to mitigate dilution from warrant exercises and honor our commitments under our Restricted Stock Unit program. The share buy-back program will be undertaken on the terms set out below and in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.”

Purpose

The purpose of the share buy-back program is to mitigate dilution caused by warrant exercises and to honor our commitments under our Restricted Stock Unit program.

Time frame

The share buy-back program will start on February 24, 2021 and will be completed no later than June 30, 2021 (unless Genmab terminates or suspends the program).

Terms

Genmab has appointed Danske Bank as lead manager for the share buy-back program. Danske Bank will make its own trading decisions and act independently of and without influence or involvement from Genmab. Under this share buy-back program Genmab may repurchase up to 200,000 shares.

Shares acquired under the program cannot be purchased at a price exceeding the higher of (i) the price of the latest independent transaction on Nasdaq Copenhagen and (ii) the price of the highest independent bid on Nasdaq Copenhagen at the time of the transaction. The total number of shares that may be purchased on a single trading day may not exceed 25% of the average daily trading volume over the preceding 20 trading days on Nasdaq Copenhagen.

As of February 23, 2021, Genmab holds 102,977 treasury shares equal to 0.16% of the share capital.

Genmab is entitled to suspend or stop the program at any time subject to announcement to Nasdaq Copenhagen.

Upon initiation of the program, Genmab will issue a weekly announcement in respect of transactions made under the program.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 11
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab announces initiation of share buy-back program

locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 11
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122